(415) 856-7007

davidhearth@paulhastings.com

March 4, 2008                                                                                                                                                32227.00042

VIA EDGAR correspondence & E-MAIL

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Elfun Diversified Fund — File Nos. 33-17093 and 811-5324

Ladies and Gentlemen:

We are counsel to the Elfun Diversified Fund (the “Fund”) and, on behalf of the Fund hereby respond to the oral comments provided to Christopher J. Tafone of our office by Ms. Linda B. Stirling of the Commission’s staff on the Fund’s Preliminary Proxy Statement filed on February 20, 2008.

Proposal 1

Comment #1: You have requested that we briefly describe the Fund’s current investment objective and principal investment strategies in the discussion of Proposal 1.

Response #1: Comment accepted. We have added the following disclosure with respect to the Fund’s current investment objective and principal investment strategies in the section entitled “Benefit of Proposed Change to the Fund’s Fundamental Investment Policy Regarding Foreign Securities”:

“The Fund’s investment objective is highest total return consistent with prudent investment management and the preservation of capital. The Fund invests primarily in a combination of equity securities and investment-grade debt securities. The Fund’s asset allocation process utilizes information from GEAM’s Asset Allocation Committee to diversify holdings across asset classes. The Fund adjusts its weightings among U.S. equity securities, debt securities, foreign securities and cash based on the relative attractiveness of the asset classes.”

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March 4, 2008

Comment #2: You have requested that we revise the footnote relating to the Fund’s amended policy with respect to investments in foreign securities to more clearly explain which securities are subject to the percentage restriction.

Response #2: Comment accepted. We have revised the footnote to the Fund’s amended policy with respect to investments in foreign securities to read as follows:

“For purposes of this policy, foreign securities do not include ADRs and securities of foreign issuers with a class of securities registered with the SEC and listed on a U.S. national securities exchange.”

Comment #3: You have requested that we disclose that the Fund will provide shareholders with written notice of any change approved by the Board of its non fundamental policy with respect to its investments in foreign securities.

Response #3: Comment accepted. We have included the following information with respect to any change of its non-fundamental policy with respect to its investments in foreign securities:

“If the Board of the Fund approves a change to this non-fundamental policy, unitholders of the Fund will be given written notice of any such change.”

Proposal 2

Comment #4: You have requested that we describe the effect, if any, that each sub-proposal would have on the management of the Fund and on the risks of an investment in the Fund.

Response #4: Comment Accepted. We have provided the requested disclosure for each sub-proposal.

Comment #5: With respect to Proposal 2G, which proposes to increase the amount the Fund is permitted to invest in illiquid securities from 10% to 15%, you have requested that we revise the sentence that states that the revised policy “would not increase the risks to the unitholders of investing in the Fund,” because that statement may not be accurate if the Fund were to invest 15% of its assets in illiquid securities as this might increase the risks to unitholders investing in the Fund.

Response #5: Comment accepted. We have revised the sentence in question to read as follows:

“Amending and reclassifying the existing policy as proposed is not expected to increase the risk of an investment in the Fund nor affect its management at

Securities and Exchange Commission

March 4, 2008

this time. If the Fund, however, were to increase its illiquid investments to the new maximum amount permitted by this policy, such additional illiquid investments may increase the risk of investing in the Fund because certain illiquid investments may be difficult or impossible to sell at the time and price that the seller (the Fund) would like, and this may result in a loss or may be costly to the Fund.”

Proposal 3

Comment #6: You have requested that the Fund state whether it intends to hire a sub-investment adviser in the future.

Response #6: Comment accepted. We have added the following sentence in the section entitled “Application of the Proposed ‘Manager of Managers’ Arrangement by the Fund”:

“At this time GEAM does not intend to appoint a sub-adviser to the Fund.”

Comment #7: You have requested that we revise the last sentence of the fifth paragraph under the section entitled “Application of the Proposed ‘Manager of Managers’ Arrangement by the Fund” to specifically state the time frame for the delivery of notice and information to shareholders of any change in the sub-advisory structure of the Fund.

Response #7: Comment accepted. We have revised the sentence in question to read as follows:

“In each case, unitholders will receive such notice and information as required by the Order, which may include prior notice and/or notice and information within 90 days or the timeframe required by the Order or Rule, as applicable.”

We also hereby provide the following statements on behalf of the Fund:

•     The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•     Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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March 4, 2008

•     The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth
David A. Hearth for PAUL, HASTINGS, JANOFSKY & WALKER LLP cc: GE Asset Management